UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2014

Commission File Number:  001-36277

North Atlantic Drilling Ltd.
(Translation of registrant's name into English)

Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of North Atlantic Drilling Ltd. (the "Company"), dated February 28, 2014, announcing the expiration and results of its offer to exchange all of the unregistered common shares that it previously issued in its prior equity private placements for common shares.

Attached hereto as Exhibit 2 is a copy of the press release of the Company, dated April 22, 2014, announcing that it has filed its annual report on Form 20-F for the year ended December 31, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH ATLANTIC DRILLING LTD. (registrant)

Dated: May 28, 2014	By:	/s/ Georgina Sousa
Name: Georgina Sousa
Title: Secretary

EXHIBIT 1

NADL - North Atlantic Drilling Ltd. Announces the Expiration and Results of the Exchange Offer

Hamilton, Bermuda - February 28, 2014 - North Atlantic Drilling Ltd. (the "Company" or "North Atlantic Drilling") announced today the expiration and results of its offer to exchange all of the unregistered common shares that it previously issued in its prior equity private placements (the "Original Shares"), other than the common shares owned by affiliates of the Company, for common shares (the "Exchange Shares") that have been registered under the Securities Act of 1933, as amended (the "Securities Act"), the complete terms and conditions of which were set forth in a prospectus dated January 28, 2014 and the related letter of transmittal (the "Exchange Offer").

As of 5:00 p.m. New York City time (11:00 p.m. Oslo Time) on Thursday, February 27, 2014, the expiration of the Exchange Offer, according to DNB Bank ASA, the Norwegian Exchange Agent, the aggregate Original Shares validly tendered, and not validly withdrawn, in exchange for Exchange Shares was 53,068,404 shares, which represents approximately 92% of the Original Shares eligible to participate in the Exchange Offer. Settlement of the Exchange Offer will commence on March 3, 2014 and is expected to be completed by March 11, 2014.

Following the completion of the Exchange Offer, holders of Original Shares that were not tendered or that were tendered but not accepted by the Company may only be resold pursuant to an available exemption from registration under the Securities Act and applicable state securities laws.

This press release shall not constitute an offer to sell or exchange any securities or a solicitation of an offer to buy or exchange any securities. If you have any questions regarding the Exchange Offer or your Original Shares please contact the Norwegian Exchange Agent, DNB Bank ASA, at:

DNB Bank ASA
Registrars Department
P.O. Box 1600 Sentrum
0021 Oslo
Norway

Tel +47 23 26 80 16
Fax +47 22 48 29 80
E-mail: konv@dnb.no

About North Atlantic Drilling Ltd.

North Atlantic Drilling is a leading offshore harsh environment drilling company in which Seadrill Limited currently holds a majority ownership interest. The Company has a fleet of eight harsh environment rigs in operation and one rig under construction.

Forward-Looking Statements

This press release contains "forward-looking statements." Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "may," "should" and similar expressions are forward-looking statements. These statements are not historical facts but instead represent only the Company's belief regarding future results, many of which, by their nature are inherently uncertain and outside of the Company's control. Actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company's registration statements, as amended, under the heading "Risk Factors." The Company does not assume any obligation to update the information contained in this press release.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 2

NADL - Filing of Annual Report on Form 20-F

Hamilton, Bermuda, April 22, 2014 - North Atlantic Drilling Ltd. (the "Company") announced that it has filed its annual report on Form 20-F for the year ended December 31, 2013. The Annual Report on Form 20-F is available from our website www.nadlcorp.com | Investor relations | Financial reports, or directly by clicking this link.

The Company's Annual Report on Form 20-F, may be accessed through the website of the U.S. Securities and Exchange Commission - www.sec.gov. Shareholders may also request a hard copy of the Annual Report, which includes the Company's complete 2013 audited consolidated financial statements, free of charge, by sending an email to: ir-nadl@seadrill.com.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.